Exhibit 99.2

Oculis Holding AG

Consolidated Financial Statements

Oculis Holding AG

Zug

Report of the statutory auditor

to the General Meeting

on the consolidated financial statements 2024

Report of the statutory auditor

to the General Meeting of Oculis Holding AG, Zug

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Oculis Holding AG and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statement of loss, the consolidated statement of comprehensive loss, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2024 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISA) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall group materiality	CHF 4,220 thousand

Benchmark applied	Loss before tax

Rationale for the materiality benchmark applied

We chose loss before tax as the benchmark, to be aligned with the common practice in the U.S. for clinical stage life science companies. In addition, in our view, the applied benchmark is aligned with investors and Audit Committee expectations.

We agreed with the Audit Committee that we would report to them misstatements above CHF 422 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

PricewaterhouseCoopers SA, Avenue Charles-Ferdinand-Ramuz 45, 1009 Pully

Téléphone : +41 58 792 81 00, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Audit scope

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

Oculis is a global biopharmaceutical company purposefully driven to save sight and improve eye care. Headquartered in Switzerland, the Group also has operations in the U.S., Iceland, France and Hong Kong.

The Group’s financial statements are a consolidation of 6 components. We identified 2 components that, in our view, required a full scope audit due to their size or risk characteristics which addressed over 90% of the Group’s total operating expenses. Specified procedures were also carried out at a further 2 components representing a further 5% of the Group’s total operating expenses. The majority of the audit procedures was performed by the Group auditor out of Switzerland.

Key audit matters

We have determined that there are no key audit matters to communicate in our report.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, which has partially been made available to us with the 6-K and 20-F filings, (but does not include the financial statements and the consolidated financial statements and our auditor’s reports thereon), which we obtained prior to the date of this auditor’s report, and the full annual report, which is expected to be made available to us after that date.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the consolidated financial statements

The Board of Directors is responsible for the preparation of consolidated financial statements, that give a true and fair view in accordance with IFRS Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISA and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISA and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

2 Oculis Holding AG | Report of the statutory auditor to the General Meeting

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer	/s/ Timothy Kay
Licensed audit expert
Auditor in charge

Pully, March 11, 2025

3 Oculis Holding AG | Report of the statutory auditor to the General Meeting

Oculis Holding AG

Consolidated Statements of Financial Position

(in CHF thousands)

		As of December 31,	As of December 31,
	Note	2024	2023
ASSETS

Non-current assets
Property and equipment	8	385	288
Intangible assets	9	13,292	12,206
Right-of-use assets	10	1,303	755
Other non-current assets		476	89
Total non-current assets		15,456	13,338

Current assets
Other current assets and other receivable	11	5,605	8,488
Accrued income	11	629	876
Short-term financial assets	14	70,955	53,324
Cash and cash equivalents	14	27,708	38,327
Total current assets		104,897	101,015

TOTAL ASSETS		120,353	114,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	15	446	366
Share premium	15	344,946	288,162
Reserve for share-based payment	13	16,062	6,379
Actuarial loss on post-employment benefit obligations	12	(2,233)	(1,072)
Treasury shares	15	(10)	-
Cumulative translation adjustments		(271)	(327)
Accumulated losses		(285,557)	(199,780)
Total equity		73,383	93,728

Non-current liabilities
Long-term lease liabilities	10	865	431
Long-term payables		-	378
Defined benefit pension liabilities	12	1,870	728
Total non-current liabilities		2,735	1,537

Current liabilities
Trade payables	16	5,871	7,596
Accrued expenses and other payables	16	18,198	5,948
Short-term lease liabilities	10	315	174
Warrant liabilities	17	19,851	5,370
Total current liabilities		44,235	19,088

Total liabilities		46,970	20,625

TOTAL EQUITY AND LIABILITIES		120,353	114,353

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Loss

(in CHF thousands, except loss per share data)

		For the years ended December 31,
	Note	2024	2023	2022
Grant income	7. (A) / 11	686	883	912
Operating income		686	883	912
Research and development expenses	7. (B)	(52,083)	(29,247)	(22,224)
General and administrative expenses	7. (B)	(21,807)	(17,487)	(11,064)
Merger and listing expense	7. (B)	-	(34,863)	-
Operating expenses		(73,890)	(81,597)	(33,288)

Operating loss		(73,204)	(80,714)	(32,376)

Finance income	7. (C)	2,168	1,429	126
Finance expense	7. (C)	(639)	(1,315)	(6,442)
Fair value adjustment on warrant liabilities	7. (C) / 17	(15,531)	(3,431)	-
Foreign currency exchange (loss) gain	7. (C)	1,269	(4,664)	49
Finance result		(12,733)	(7,981)	(6,267)

Loss before tax for the period		(85,937)	(88,695)	(38,643)

Income tax benefit (expense)	7. (D)	160	(107)	(55)

Loss for the period		(85,777)	(88,802)	(38,698)

Loss per share:
Basic and diluted loss attributable to equity holders	21	(2.12)	(2.97)	(11.32)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Comprehensive Loss

(in CHF thousands)

		For the years ended December 31,
	Note	2024	2023	2022
Loss for the period		(85,777)	(88,802)	(38,698)
Other comprehensive loss

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit plans	12	(1,161)	(808)	744
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	2. (D)	56	(5,005)	3
Foreign currency translation differences recycling	5	-	4,978	-
Other comprehensive profit/(loss) for the period		(1,105)	(835)	747

Total comprehensive loss for the period		(86,882)	(89,637)	(37,951)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy share capital			Legacy treasury shares		Share capital		Treasury shares			Reserve for share-	Cumulative	Actuarial loss on post-employment
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Shares	Treasury shares	Share premium	based payment	translation adjustment	benefit obligations	Accumulated losses	Total
Balance as of January 1, 2022		3,833,559	38	(114,323)	(1)	-	-	-	-	10,632	1,967	(303)	(1,008)	(72,280)	(60,955)
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(38,698)	(38,698)
Other comprehensive profit/(loss):
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	-	-	744	-	744
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	3	-	-	3
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	3	744	(38,698)	(37,951)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	804	-	-	-	804
Transaction costs		-	-	-	-	-	-	-	-	(9)	-	-	-	-	(9)
Stock option exercised	13	61,163	1	-	-	-	-	-	-	119	-	-	-	-	120
Balance as of December 31, 2022		3,894,722	39	(114,323)	(1)	-	-	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)

Balance as of January 1, 2023		3,894,722	39	(114,323)	(1)	-	-	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(88,802)	(88,802)
Other comprehensive loss:
Actuarial gain on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	(808)	-	(808)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(5,005)	-	-	(5,005)
Foreign currency translation differences recycling	5	-	-	-	-	-	-	-	-	-	-	4,978	-	-	4,978
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(27)	(808)	(88,802)	(89,637)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	3,608	-	-	-	3,608
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	5	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	5	-	-	-	-	16,496,603	165	-	-	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	5	-	-	-	-	7,118,891	71	-	-	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	5	-	-	-	-	1,967,000	20	-	-	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	5	-	-	-	-	3,370,480	33	-	-	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	5	-	-	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	5	-	-	-	-	3,654,234	36	-	-	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	5	-	-	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Stock option exercised	13	-	-	-	-	112,942	1	-	-	273	-	-	-	-	274
Issuance of shares in connection with warrant exercises	17	-	-	-	-	149,156	2	-	-	1,726	-	-	-	-	1,728
Balance as of December 31, 2023		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728

Balance as of January 1, 2024		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(85,777)	(85,777)
Other comprehensive profit (loss):
Actuarial loss on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	(1,161)	-	(1,161)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	56	-	-	56
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	56	(1,161)	(85,777)	(86,882)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	9,782	-	-	-	9,782
Issuance of ordinary shares related to Registered Direct Offering	5	-	-	-	-	5,000,000	50	-	-	53,491	-	-	-	-	53,541
Transaction costs related to Registered Direct Offering	5	-	-	-	-	-	-	-	-	(1,868)	-	-	-	-	(1,868)
Issuance of shares held as treasury shares	14	-	-	-	-	1,000,000	10	(1,000,000)	(10)	-	-	-	-	-	-
Vesting of earnout shares	5	-	-	-	-	1,422,723	14	-	-	(14)	-	-	-	-	-
Warrants exercised	17	-	-	-	-	279,033	3	-	-	4,141	-	-	-	-	4,144
RSUs vested	13	-	-	-	-	9,430	-	-	-	99	(99)	-	-	-	-
Stock options exercised	13	-	-	-	-	301,511	3	-	-	935	-	-	-	-	938
Balance as of December 31, 2024		-	-	-	-	44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Cash Flows

(in CHF thousands)

		For the years ended December 31,
	Note	2024	2023	2022
Operating activities
Loss before tax for the period		(85,937)	(88,695)	(38,643)

Non-cash adjustments:
- Financial result		(2,721)	3,424	83
- Depreciation of property and equipment and right-of-use assets		406	287	299
- Share-based compensation expense	13	9,782	3,608	804
- Interest expense on Series B and C preferred shares	15 / 7.(C)	-	1,266	6,343
- Interest on lease liabilities	10	47	42	45
- Post-employment benefits	12	(36)	(171)	(9)
- Fair value adjustment on warrant liabilities	17	15,531	3,431	-
- Merger and listing expense	5	-	34,863	-
Working capital adjustments:
- De/(Increase) in other current assets	11	4,981	(5,556)	(1,796)
- De/(Increase) in accrued income	11	247	36	(152)
- (De)/Increase in trade payables		(1,708)	3,729	3,043
- (De)/Increase in accrued expenses and other payables	16	11,114	(11,549)	4,903
- (De)/Increase in other operating assets/liabilities		(95)	(29)	-
- (De)/Increase in long-term payables		(378)	378	-

Interest received		1,474	1,238	126
Interest paid on lease liabilities		(54)	(46)	(100)
Taxes paid		(152)	(101)	(20)
Net cash outflow from operating activities		(47,499)	(53,845)	(25,074)

Investing activities
Payment for purchase of property and equipment	8	(230)	(48)	(65)
Payment for short-term financial assets, net	14	(17,327)	(54,163)	-
Payment for purchase of intangible assets	9	-	-	(3,483)
Net cash outflow from investing activities		(17,557)	(54,211)	(3,548)

Financing activities
Proceeds from the shares issued to PIPE investors	5	-	67,054	-
Proceeds from the shares issued to CLA investors	5	-	18,368	-
Proceeds from EBAC non-redeemed shareholders	5	-	12,014	-
Transaction costs related to the business combination	5	-	(4,607)	(214)
Proceeds from sale of shares in public offerings	5	53,541	38,179	-
Transaction costs related to equity issuance in public offerings	5	(1,868)	(2,983)	-
Transaction costs related to ATM Offering Program and loan facility	5	(1,026)	-	-
Proceeds from exercises of warrants	17	2,719	1,531	-
Proceeds from stock options exercised	13	938	274	120
Proceeds from issuance of preferred shares, classified as liabilities	15	-	-	2,030
Transaction costs for issuance of preferred shares, classified as liabilities/capital increase		-	-	(63)
Principal payment of lease obligations	10	(274)	(158)	(159)
Net cash inflow from financing activities		54,030	129,672	1,714

(Decrease)/Increase in cash and cash equivalents		(11,026)	21,616	(26,909)

Cash and cash equivalents, beginning of period	14	38,327	19,786	46,277
Effect of foreign exchange rate changes		407	(3,075)	418
Cash and cash equivalents, end of period	14	27,708	38,327	19,786

Net cash and cash equivalents variation		(11,026)	21,616	(26,909)

Supplemental Non-Cash Investing Information
Intangible assets acquisition recorded in accrued expenses		1,087	-	-
Supplemental Non-Cash Financing Information
Transaction costs recorded in accrued expenses and other payables		-	378	356

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Notes to the consolidated financial statements

1.
CORPORATE INFORMATION

Oculis Holding AG ("Oculis" or the "Company") is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls five wholly-owned subsidiaries: Oculis Operations Sàrl ("Oculis Operations") with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf ("Oculis Iceland"), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl ("Oculis France") which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. ("Oculis US") with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020 and Oculis HK, Limited ("Oculis HK") which was incorporated in Hong Kong, China on June 1, 2021. The Company and its wholly-owned subsidiaries form the Oculis Group (the "Group"). Prior to the Business Combination (as defined in Note 5), Oculis SA ("Legacy Oculis"), which was incorporated in Lausanne, Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis U.S. and Oculis HK formed the Oculis Group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics used to treat ophthalmic and neuro-ophthalmic diseases, engaged in the development of innovative drug candidates which embrace the potential to address significant unmet medical needs for many conditions. The Company’s focus is on advancing therapeutic candidates intended to treat significant and prevalent ophthalmic diseases which result in vision loss, blindness or reduced quality of life. Its mission is to improve patients’ health and quality of life worldwide by developing medicines that save sight and improve eye care for patients, and it intends to become a global leader in the field.

The consolidated financial statements of Oculis as of and for the year ended December 31, 2024, were approved and authorized for issue by the Company's Board of Directors on March 11, 2025.

2.
BASIS OF PREPARATION
(A)
Going concern

The Group's accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The February 2025 underwritten offering, Registered Direct Offering and listing on the Nasdaq Iceland Main Market in April 2024 raised additional funding to secure business continuity as explained under Notes 5 and 22. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) successfully obtain regulatory approval and commercialize its products, and (v) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. To date, the Company has financed its cash requirements primarily through the sale of its preferred stock, proceeds from the Business Combination, PIPE Financing and conversion of CLA, and proceeds from the sale of its common stock. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

The consolidated financial statements of Oculis are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”).

Prior to the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its wholly-owned subsidiaries. In accordance with the BCA (as defined in Note 5), Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares, after cancellation of 100,000 Legacy Oculis treasury shares, at the exchange ratio of 1.1432. The number of ordinary shares, and the number of ordinary shares within the loss per share held by the shareholders prior to the Business Combination have been adjusted by the exchange ratio to reflect the equivalent number of ordinary shares in the Company. No such adjustments have been made in the current period.

(C)
Basis of measurement

The policies set out below are consistently applied to all the years presented. The consolidated financial statements have been prepared under the historical cost convention, unless stated otherwise in the accounting policies in Note 3.

The totals are calculated with the original unit amounts, which could lead to rounding differences. These differences in thousands of units are not changed in order to keep the accuracy of the original data.

(D)
Functional currency

The consolidated financial statements of the Group are expressed in CHF, which is the Company's functional and presentation currency. The functional currency of the Company's subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at yearly average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. The policies set out below are consistently applied to all the years presented, unless otherwise stated.

(A)
Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current. Liabilities are classified as non-current if the Company has the right to defer settlement for at least 12 months after the reporting period.

(B)
Foreign currency transactions

Foreign currency transactions are translated into the functional currency, Swiss Francs (CHF), using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the statements of loss in the period in which they arise.

(C)
Group accounting

The Company has five wholly owned subsidiaries, including Oculis Operations, Oculis Iceland, Oculis France, Oculis U.S. and Oculis HK. The Company's consolidated financial statements present the aggregate of the five Group entities, after elimination of intra-group transactions, balances, investments and capital.

(D)
Segment reporting

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, has one reporting segment.

The Company has locations in five countries: Switzerland, Iceland, France, U.S. and Hong Kong. An analysis of non-current assets by geographic region is presented in Note 6.

(E)
Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the expected contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement date of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate and remain unchanged throughout the lease term. Other variable lease payments are expensed.

On initial recognition, the carrying value of the lease liability also includes amounts expected to be payable under any residual value guarantee, and the exercise price of any purchase option granted in favor of the group if it is reasonably certain to assess that option. Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease and initial direct costs incurred.

Subsequent to the initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are depreciated on a straight-line basis over the remaining expected term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the expected payments over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised if the variable future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognized in profit or loss.

(F)
Grant income recognition

Grant income is recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, and in the year when the related expenses are incurred.

(G)
Taxes

Taxes reported in the consolidated statements of loss include current and deferred taxes on profit. Taxes on income are accrued in the same periods as the revenues and expenses to which they relate.

Deferred tax is the tax attributable to the temporary differences that appear when taxation authorities recognize and measure assets and liabilities with rules that differ from those of the consolidated accounts. Deferred income tax is calculated using the liability method and determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. Any changes to the tax rates are recognized in the consolidated statements of loss unless related to items directly recognized in equity or other comprehensive loss.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(H)
Loss per share

The Company presents basic earnings / (loss) per share for each period in the financial statements. The earnings (loss) per share is calculated by dividing the earnings / (loss) of the period by the weighted average number of shares outstanding during the period. Diluted earnings per share, applicable in case of positive result, reflect the potential dilution that could occur if dilutive securities such as warrants or share options were exercised into common shares.

(I)
Cash and cash equivalents and short-term financial assets

The Company considers all highly liquid investments with an original maturity of less than 3 months at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

Short-term financial assets are measured at amortized cost, which approximates fair value, and are subsequently measured using the effective interest method. This method allocates interest income over the relevant period by applying the effective interest rate to the carrying amount of the asset. Gains and losses are recognized in the consolidated statements of loss when the asset is derecognized, modified or impaired.

(J)
Fair value measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including warrants. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

•
Level 1: unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2: either directly or indirectly, quoted prices for similar assets or liabilities in active markets.
•
Level 3: unobservable inputs for the asset or liability to the extent that observable inputs are not available in situations in which there is little, if any, market activity for the asset or liability at the measurement date.

There was no change in the valuation techniques applied to financial instruments during all periods presented. There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group recognizes transfers into and out of fair value hierarchy levels at the end of the reporting period.

(K)
Property and equipment

All property and equipment are shown at cost, less subsequent depreciation and impairment. Cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight-line basis over the useful life, according to the following schedule:

Category	Useful life in years
Laboratory equipment	5 - 7
Laboratory fixtures and fittings	10
Office equipment and hardware	2 - 3
Leasehold improvements	5

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is impaired immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposal or retirement of tangible fixed assets are determined by comparing the net proceeds received with the carrying amounts and are included in the consolidated statements of loss.

(L)
Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period (refer to Note 17). Any change in fair value is recognized in the Company’s consolidated statements of loss. Warrants are classified as short-term liabilities as the Company cannot defer the settlement beyond 12 months.

The Blackrock Warrant, as defined in Note 5, issued in conjunction with the Loan Agreement is classified as a liability since its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. An instrument that will be settled in own equity shares is an equity instrument only if the issuer has to deliver a fixed number of its own shares for a fixed amount (fixed for fixed requirement, IAS 32.16). The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model. This valuation model as well as parameters used such as expected volatility and expected term are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company's industry. The expected term represents the period that the warrant is expected to be outstanding. The Blackrock Warrant is included in Level 3 of the fair value hierarchy. Refer to Note 17 - Warrant Liabilities.

The fair value of the BCA Public Warrants, as defined in Note 5, traded in active markets is based on the quoted market prices at the end of the reporting period for such warrants. For the BCA Private Warrants, which have identical terms to the BCA Public Warrants, the Company determined that the fair value of each BCA Private Warrant is equivalent to that of each BCA Public Warrant. BCA Public Warrants are included in Level 1 and BCA Private Warrants in Level 2 of the fair value hierarchy. Refer to Note 17 - Warrant Liabilities.

(M)
Intangible assets
(a)
Research and development costs

Research expenditures are recognized in expense in the year in which they are incurred. Internal development expenditures are capitalized only if they meet the recognition criteria of IAS 38 “Intangible Assets”. Given the inherent regulatory and other uncertainties, these criteria are generally not met before obtaining approval from the relevant regulatory authority. As a result, development expenditures are typically recognized as expenses in the consolidated statements of loss. However, when capitalization criteria are satisfied, development costs are recorded as intangible assets and amortized on a straight-line basis over their estimated useful lives. Amortization of capitalized licenses begins upon receipt of market approval.

(b)
Licenses

Acquired licenses are capitalized as intangible assets at historical cost and amortized over their estimated useful lives. The amortization period is determined based on the expected pattern of consumption of future economic benefits and begins only after the necessary regulatory and marketing approvals have been obtained. Capitalized licenses are assessed for impairment annually in the last quarter of each financial period or earlier if indicators of impairment arise. Amortization expense related to capitalized licenses is recognized within research and development expenses.

(c)
Impairment of licenses

Impairment losses on capitalized licenses are recognized within research and development expenses.

(N)
Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs of disposal and value-in-use.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets ("cash-generating units"). Impairment losses are recognized in the consolidated statements of loss. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.

(O)
Financial instruments

The principal financial instruments used by the Company are as follows:

•
Other current assets, excluding prepaid expenses
•
Accrued income
•
Short-term financial assets
•
Cash and cash equivalents
•
Other receivable
•
Trade payables
•
Accrued expenses and other payables
•
Lease liabilities
•
Warrant liabilities

These financial instruments are carried at amortized cost, except warrant liabilities which are adjusted to fair value at period end.

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income. trade payables, accrued expenses and other payables approximates their fair value. For details of the fair value hierarchy, and valuation techniques, refer to Note 20.

(a)
Other current assets, excluding prepaid expenses

The carrying amount of other receivables/current assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statements of loss. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of loss.

(b)
Accrued income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements.

(c)
Short-term financial assets

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

(d)
Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. These investments are readily convertible to known amounts of cash.

(e)
Trade payables

Trade payables are amounts due to third parties in the ordinary course of business. Trade payables are non-interest bearing and are normally settled on 45-day terms.

(f)
Accrued expenses and other payables

Accrued expenses and other payables are amounts provided for / due to third parties in the ordinary course of business. Accrued expenses and other payables are non-interest bearing.

(g)
Lease liabilities

Lease liabilities are measured at the present value of the expected contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement date of the lease is used.

(P)
Employee benefits
(a)
Pension obligations

The Company operates a defined benefit pension plan for its Swiss-based employees, which is held in a multi-employer fund. The pension plan is funded by payments from employees and from the Company. The Company’s contributions to the defined benefit pension plan are charged to the consolidated statements of loss in the year to which they relate.

The liability recognized in the balance sheet in respect of defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and the possible effect of the asset ceiling, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

When the Company has a surplus in the defined benefit pension plan, it measures the net defined benefit asset at the lower of:

•
The surplus in the defined benefit pension plan
•
The asset ceiling (being the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan), determined using the discount rate.

The Company does not expect any refunds or contribution reductions in case of a surplus in the defined benefit pension plan calculated per IAS 19, therefore no assets would be recognized in the Consolidated Statements of Financial Position.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

(b)
Employee participation

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (e.g. options) of the Company. The fair value of the awards granted in exchange of the employee services received is recognized as an expense.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of loss, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(Q)
Earnout consideration

The Company recognizes the earnout consideration under the BCA as a share-based contingent consideration within the scope of IFRS 2, and therefore equity classified as the earnout consideration ultimately settles in ordinary shares. The Company has determined that the fair value of the earnout shares should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. The fair value of total consideration transferred included in the calculation of the IFRS 2 share listing service expense will not be subsequently adjusted regardless of whether the price target is achieved or not. The earnout options granted to employees were determined to be compensation for the dilution to their previously held Legacy Oculis equity instruments. No additional compensation charge is recognized under IFRS 2 because no additional fair value was granted as a result of the earnout options.

(R)
Capitalization of transaction costs

The Company capitalizes transaction costs within other current assets in the Company’s consolidated balance sheet when costs are directly attributable to new equity financing instrument (including business combination related transactions) when it is highly probable that the financing transaction will take place in the future. If and when the Company completes the transaction, capitalized transaction costs will be offset against the proceeds and will be recorded as a reduction of share premium within the Company’s consolidated balance sheet. If the Company determines that it is not highly probable that the transaction will be completed, the Company will write-off capitalized transaction costs incurred during that respective quarter in the consolidated statement of loss.

(S)
New standards and interpretations adopted by the Company

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024 that have a material impact to the Company. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s principal accounting policies are set out in Note 3 of the Group’s consolidated financial statements and conform to IFRS Accounting Standards. Significant judgments and estimates are used in the preparation of the consolidated financial statements which, to the extent that actual outcomes and results may differ from these assumptions and estimates, could affect the accounting in the areas described in this section.

(A)
Impairment of licenses

The Group assesses whether there are any indicators of impairment for all licenses at each reporting date, which refers exclusively to the licenses of two specific product candidates: Licaminlimab (OCS-02) and Privosegtor (OCS-05). Given the stage and advancement of Oculis’ development activities and the importance of both products in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach, and second on the basis of the continued development feasibility of the relevant product candidate. Refer to Note 9.

(B)
Deferred income taxes

Deferred income tax assets are recognized for all unused tax losses only to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Judgment is required from management to determine the amount of tax asset that can be recognized, based on forecasts and tax planning strategies. Given the uncertainty in the realization of future taxable profits, no deferred tax asset on unused tax losses has been recognized as of December 31, 2024, 2023 and 2022. Refer to Note 7 (D).

(C)
Pension benefits

The present value of the pension obligations depends on several factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost or income for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations. The independent actuary of the Group uses statistic-based assumptions covering future withdrawals of participants from the plan and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could have a significant impact on the amount of pension income or expenses recognized in future periods.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Refer to Note 12.

(D)
Share-based compensation

Stock options granted are valued using the Black-Scholes option-pricing model (see Note 13). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company's industry. The expected term represents the period that share-based awards are expected to be outstanding. The Company classifies its share-based payments as equity-classified awards as they are settled in ordinary shares. The Company measures equity-classified awards at their grant date fair value using a Black-Scholes option pricing model and does not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at the date of grant amortized over the vesting period of the award using the graded method. The Company reclassifies a portion of vested awards to reserve for share-based payment as the awards vest. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(E)
Accounting for the Business Combination

In relation to the 2023 Business Combination, the following critical estimates and judgments were made:

•
Determining the accounting acquirer in the Business Combination

Despite EBAC being the legal acquirer, Legacy Oculis was determined to be the accounting acquirer for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, i) the shareholders of Legacy Oculis have a majority of the voting interest in the combined company; ii) Legacy Oculis’ operations comprise all of the ongoing operations of the combined company; and iii) Legacy Oculis’ management comprise all of the senior management of the combined company.

•
Business Combination accounted for within the scope of IFRS 2

EBAC was a Special Purpose Acquisition Company and therefore does not meet the definition of a business under IFRS 3 as it has no operations and the related BCA cannot be treated as a business combination. The Business Combination was accounted for as a continuation of Legacy Oculis financial statements with a deemed issuance of shares by the Company accompanied by a recapitalization of the Company’s equity. The excess of fair value of the shares deemed issued by the Company over EBAC’s identifiable net assets has been recorded as share-based payment expense in accordance with IFRS 2 and represents a public listing service received by the Company.

•
Capitalized transaction costs

Legacy Oculis and EBAC incurred costs such as legal, accounting, auditing, printer fees and other professional fees directly related to the Business Combination (“Transaction Costs”). Transaction costs directly associated with equity issuance qualify for capitalization and are accounted for as a deduction of share premium. To capture costs associated with the new equity, the Company allocated capitalizable transaction costs to the various transaction components (equity issuance and listing) at the percentages of 38.0% and 62.0% for new shares and old shares, respectively.

5.
FINANCING ACTIVITIES

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated the Business Combination pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million, comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (the “PIPE Financing”) investments and conversion of notes issued by Legacy Oculis under convertible loan agreements (“CLA”) into Oculis' ordinary shares. As a result of the transaction, each issued and outstanding EBAC public warrant (“BCA Public Warrants”) and EBAC private placement warrant (“BCA Private Warrants”) ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms (“BCA warrants”). In connection with the Business Combination, Oculis was listed on the United States Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

During the third quarter of 2023, the Company gave effect in its financial statements to the dissolution of Merger Sub 2, a legal entity formed under the terms of the BCA. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income, were reclassified from equity to the Consolidated Statement of Loss for the year ended December 31, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the year ended December 31, 2023.

Merger and listing expense

The Business Combination was accounted for as a capital re-organization in the first quarter of 2023 within the scope of IFRS 2 Share-based Payment, as EBAC did not meet the definition of a business in accordance with IFRS 3 Business Combinations. Any excess of the fair value of the Company’s shares issued over the fair value of EBAC’s identifiable net assets acquired represented compensation for the service of a stock exchange listing. This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing volume weighted average share price (“VWAP”) targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “earnout period”). A given share price target described above will also be deemed to be achieved if the Company enters into a change of control transaction, as defined in the BCA, during the earnout period. During November 2024, the first price target was met, resulting in the immediate vesting of 1,422,723 earnout shares and 93,277 earnout options becoming exercisable.

May 2023 Public Offering

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5 and June 13, 2023, the Company closed the issuance and sale in a public offering of an aggregate of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

Registered Direct Offering and Nasdaq Iceland Main Market listing

On April 22, 2024, the Company closed its registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of our ordinary shares, at a purchase price of CHF 10.70 or $11.75 per share to investors (the “Registered Direct Offering”), and commenced trading of its ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024. In connection with the Registered Direct Offering and Nasdaq Iceland Main Market listing, the Company incurred CHF 2.5 million of transaction related costs during the year ended December 31, 2024, of which CHF 1.9 million were recorded as a reduction of share premium in equity.

Loan Facility

On May 29, 2024, the Company entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million (“Loan 1”), CHF 20.0 million (“Loan 2”) and CHF 10.0 million (“Loan 3”), respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). Upon each tranche becoming available for draw down as well as upon the Company drawing down the loan tranches, certain associated transaction costs become payable by the Company. No amounts were drawn under the Loan Agreement during the year ended December 31, 2024.

In conjunction with the Loan, the Company entered into a warrant agreement (the “Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp (the “Holder”), an affiliate of the Lender, under which the Holder can purchase up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17 (CHF 11.01). At signing the Blackrock Warrant was immediately exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Blackrock Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Blackrock Warrant had not been exercised in part or in full as of December 31, 2024.

In connection with this transaction, the Company incurred CHF 0.8 million of transaction related costs during the year ended December 31, 2024, which were capitalized as a prepayment for liquidity services and will be amortized over the period during which the loan is available.

At-the-Market Offering Program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 90.5 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. In connection with this transaction the Company incurred approximately CHF 0.3 million of transaction related costs during the year ended December 31, 2024, which were capitalized within other current assets. There were no sales under the ATM Offering Program through December 31, 2024.

6.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reportable segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
Intangible assets	13,292	12,206	-	-	-	-	13,292	12,206
Property and equipment	200	17	173	253	12	18	385	288
Right-of-use assets	699	-	589	687	15	68	1,303	755
Total	14,191	12,223	762	940	27	86	14,980	13,249

7.
INCOME AND EXPENSES

(A)
GRANT INCOME

Grant income reflects reimbursement of research and development expenses, and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the year ended December 31, 2024, is CHF 0.7 million compared to CHF 0.9 million for each of the years ended December 31, 2023 and 2022. Refer to Note 11.

(B)
OPERATING EXPENSES

The tables below show the breakdown of the Total operating expenses by category:

in CHF thousands	For the years ended December 31,
	Research and development expenses			General and administrative expenses			Total operating expenses
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Personnel expense	11,114	6,509	4,608	11,476	7,029	4,449	22,590	13,537	9,056
Payroll	6,085	4,796	4,313	6,723	5,134	3,939	12,808	9,930	8,252
Share-based compensation expense	5,029	1,713	295	4,753	1,895	510	9,782	3,607	804
Operating expenses	40,969	22,738	17,616	10,331	10,458	6,615	51,300	68,059	24,231
External service providers	40,127	22,256	17,205	7,445	7,695	2,294	47,572	29,951	19,499
Other operating expenses	573	258	184	2,749	2,700	4,249	3,322	2,958	4,433
Depreciation of property and equipment	99	106	111	34	19	20	133	125	132
Depreciation of right-of-use assets	170	118	116	103	44	52	273	162	167
Merger and listing expense(1)	-	-	-	-	-	-	-	34,863	-
Total	52,083	29,247	22,224	21,807	17,487	11,064	73,890	81,597	33,288

(1) Merger and listing expense is presented separately from research and development or general and administrative expenses on the consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

Research and development expenses were CHF 52.1 million for the year ended December 31, 2024 compared to CHF 29.2 million for the year ended December 31, 2023. The net increase of CHF 22.8 million, or 78.1%, was primarily due to an increase in external CRO expenses as a result of the completion and subsequent startup activities of multiple OCS-01 clinical trials and the execution of the Licaminlimab (OCS-02) DED Phase 2b clinical trial, as well as an increase in research and development personnel costs. The increase in development expenses reflects the trials ongoing during 2024, including the OCS-01 DIAMOND Phase 3 clinical trials, OCS-01 LEOPARD investigator-initiated trial ("IIT"), Licaminlimab (OCS-02) drug development and Privosegtor (OCS-05) ACUITY proof-of-concept ("PoC") clinical trial for acute optic neuritis.

(C)
FINANCE RESULT

in CHF thousands	For the years ended December 31,
	2024	2023	2022
Finance income	2,168	1,429	126
Finance expense	(639)	(1,315)	(6,442)
Fair value adjustment on warrant liabilities	(15,531)	(3,431)	-
Foreign currency exchange gain (loss)	1,269	(4,664)	49
Finance result	(12,733)	(7,981)	(6,267)

Finance income in all periods presented consists primarily of interest income earned from the Company's short-term financial assets.

The primary finance expense in 2024 is the amortization of transaction costs related to the Loan Agreement, entered into during Q2 2024. Finance expense in 2023 primarily represented interest related to the dividend owed to the holders of Legacy Oculis preferred Series B and C shares incurred prior to the Business Combination. Preferred Series B and C shares qualified as liabilities under IAS 32 - Financial instruments: Presentation and the related accrued dividends as interest expense. The preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 5).

Refer to Note 17 for further discussions of the fair value gain/(loss) on warrant liabilities.

For the year ended December 31, 2024, the foreign currency exchange gain is primarily related to overall strengthening of the U.S. dollar against the Swiss Franc. During the year ended December 31, 2023 the currency exchange loss was primarily due to the overall weakening of the U.S. dollar and Euro exchange rates against the Swiss Franc on payable balances denominated in U.S. dollar and Euro, respectively. Additionally, the Company experienced negative currency exchange in cash and the revaluation of the U.S. dollar denominated Series C long-term financial debt, prior to the Business Combination in March 2023.

Financial result as presented in the statements of cash flows is comprised of interest and the foreign exchange effect on cash and financial assets, net.

(D)
INCOME TAX AND DEFERRED TAX

	For the years ended December 31,
in CHF thousands	2024	2023	2022
Current income tax expense	(130)	(127)	(90)
Deferred tax income (expense)	290	20	35
Total tax benefit (expense)	160	(107)	(55)

The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which ranged between 8.3% and 25.0% for 2024, 2023 and 2022 in the tax jurisdictions in which the Group operates. The weighted average tax rates applicable to the profits of the consolidated entities were 13.7%, 12.7% and 13.9% for the years 2024, 2023 and 2022, respectively. The increase in 2024 primarily reflects changes in the composition of taxable results. The tax on the Group's profit / (loss) before tax differs from the statutory amount that would arise using the weighted average applicable tax rate as follows:

	For the years ended December 31,
in CHF thousands	2024	2023	2022
Groups average expected tax rate	13.7%	12.7%	13.9%
Accounting loss before income tax	(85,937)	(88,695)	(38,643)
Taxes at weighted average income tax	11,792	11,294	5,380
Effect of unrecorded tax losses	(8,764)	(10,520)	(4,468)
Effect of non-deductible expenses	(3,098)	(6,041)	(968)
Effect of non-taxable income	280	5,103	-
Effect of other items	(50)	57	-
Total tax benefit (expense)	160	(107)	(55)

As of December 31, 2024, 2023 and 2022, the Group has accumulated tax losses, primarily in Switzerland, that may be carried forward to offset future taxable profits until expiration. However, no deferred tax assets have been recognized for these losses, as the realization of sufficient future taxable profits is not considered probable. Additionally, as certain tax losses have not yet been validated by the tax authorities, they remain subject to potential adjustments. This does not affect the management assumption on the going concern hypothesis of the Group. Below is the maturity of the Group reportable losses:

	As of December 31,
in CHF thousands	2024	2023	2022
2025	16,733	16,733	16,733
2026	13,113	13,113	13,113
2027	12,437	12,437	12,437
2028	14,865	14,865	14,865
2029	31,786	31,786	31,790
2030	81,509	81,509	-
2031	63,397	-	-
Total	233,840	170,443	88,938

The Group did not recognize the following temporary differences:

	As of December 31,
in CHF thousands	2024	2023	2022
Pension	1,870	728	728
Tax losses in Switzerland	233,840	170,443	88,938
Leases	(123)	(150)	(150)
Intangible asset	(4,025)	(4,025)	(4,025)
Total	231,562	166,996	85,491

As of December 31, 2024 and 2023 the Company had recognized deferred tax assets of CHF 0.3 million and CHF 44 thousand, respectively, and no deferred tax liabilities.

8.
PROPERTY AND EQUIPMENT

The following tables present the movements in the book values of property and equipment:

in CHF thousands	Lab - equipment	Lab - fixtures and fittings	Office equipment & hardware	Leasehold improvement	Total
Acquisitions cost:
Balance as of December 31, 2022	600	195	121	-	916
Acquisitions	18	-	30	-	48
Balance as of December 31, 2023	618	195	151	-	964
Acquisitions	10	-	122	98	230
Balance as of December 31, 2024	628	195	273	98	1,194

	Lab - equipment	Lab - fixtures and fittings	Office equipment & hardware	Leasehold improvement	Total
Accumulated depreciation:
Balance as of December 31, 2022	(375)	(87)	(89)	-	(552)
Depreciation expense	(89)	(19)	(17)	-	(125)
Balance as of December 31, 2023	(464)	(106)	(106)	-	(676)
Depreciation expense	(84)	(19)	(20)	(10)	(133)
Balance as of December 31, 2024	(548)	(125)	(126)	(10)	(809)

Carrying amount:
Balance as of December 31, 2023	154	89	45	-	288
Balance as of December 31, 2024	80	70	147	89	385

9.
INTANGIBLE ASSETS

The following tables summarize the movement of intangibles assets:

in CHF thousands	Licenses	Total
Acquisition cost:
Balance as of December 31, 2022	12,206	12,206
Balance as of December 31, 2023	12,206	12,206
Additions	1,086	1,086
Balance as of December 31, 2024	13,292	13,292

Carrying amount:
As of December 31, 2023	12,206	12,206
As of December 31, 2024	13,292	13,292

Intangible assets as of December 31, 2024 and 2023 were CHF 13.3 million and CHF 12.2 million, respectively, and represent licenses purchased under license agreements with Novartis and Accure. The Novartis license agreement was dated as of December 19, 2018 between Legacy Oculis and Novartis and relates to a novel topical anti-TNFα antibody, renamed Licaminlimab (OCS-02), for ophthalmic indications. The license agreement between Legacy Oculis and Accure, dated as of January 29, 2022, relates to the exclusive global licensing of its Privosegtor (OCS-05) (formerly ACT-01) technology. This license agreement contained an upfront payment of CHF 3.0 million and reimbursement of development related costs of CHF 0.5 million. During the fourth quarter of 2024, the Company completed the Phase 2 ACUITY trial of Privosegtor (OCS-05) in acute optic neuritis and received clearance from the U.S. Food and Drug Administration (“FDA”) for its investigational new drug (“IND”). These events triggered milestone payments to Accure totaling CHF 1.1 million ($1.2 million) which were capitalized, increasing the value of the intangible asset. The milestones were unpaid as of December 31, 2024.

(A)
Intangible assets amortization

The products candidates related to the capitalized intangible assets are not yet available for use. The amortization of the licenses will start when the market approval is obtained.

(B)
Annual impairment testing

Oculis performs an assessment of its licenses in the context of its annual impairment test. Given the stage of Oculis’ development activities and the importance of the relevant product candidates, Licaminlimab (OCS-02) and Privosegtor (OCS-05), in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach and second on the basis of the continued development feasibility of both candidates.

Oculis performs its annual impairment tests on its entire portfolio of research and development assets, by deriving the fair value from an observable valuation for the entire Company determined via its stock market price quoted in Nasdaq as per the reporting date. The fair value of the asset portfolio is derived by deducting the carrying value of tangible assets and the remaining assets, which consist primarily of short-term financial assets and cash and cash equivalents, from the Company valuation.

Licaminlimab (OCS-02) and Privosegtor (OCS-05), are additionally tested for impairment by assessing their probability of success. Assessments include reviews of the following indicators, and if the candidate fails any of these indicators the entire balance is written off:

•
Importance allocated to the candidate within Oculis’ development portfolio, including future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future development;
•
Consideration of the progress of technical development and clinical trials, including obtaining technical development reports, efficacy and safety readout data, and discussions with regulatory authorities for new trials; and
•
Consideration of market potentials supported where available by external market studies, and assessments of competitor products and product candidates.

In 2024, 2023 and 2022, reviews of all these indicators for Licaminlimab (OCS-02) and Privosegtor (OCS-05) were positive. No impairment losses were recognized in 2024, 2023 or 2022.

10.
RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The following table presents the right-of-use assets, which are related to the Company’s Switzerland, Iceland and U.S. facilities:

in CHF thousands	Right-of-use assets
	2024	2023
Balance as of January 1,	755	758
Indexation for the period	25	47
New lease	792	118
FX revaluation	4	(6)
Depreciation charge for the period	(273)	(162)
Balance as of December 31,	1,303	755

There are no variable lease payments which are not included in the measurement of lease obligations. Expected extension options have been included in the measurement of lease liabilities.

The following table presents the lease obligations:

in CHF thousands	Lease liabilities
	2024	2023
Balance as of January 1,	(605)	(633)
New lease	(792)	(118)
FX revaluation	(32)	35
Indexation for the period	(25)	(47)
Interest expense for the period	(47)	(42)
Lease payments for the period	321	200
Balance as of December 31,	(1,180)	(605)

in CHF thousands	As of December 31, 2024	As of December 31, 2023
Current	(315)	(174)
Non-current	(865)	(431)
Total	(1,180)	(605)

11.
OTHER CURRENT ASSETS, OTHER RECEIVABLE AND ACCRUED INCOME

The table below shows the breakdown of the Other current assets and other receivables by category:

in CHF thousands	As of December 31, 2024	As of December 31, 2023
Prepaid clinical expenses and other receivables	2,615	6,748
Prepaid general and administrative expenses	2,842	1,412
VAT receivable	148	328
Total	5,605	8,488

The decrease in prepaid clinical and technical development expenses as of December 31, 2024 compared to prior year relates primarily to the timing of payments and service delivery for ongoing DIAMOND-1 and DIAMOND-2 trials for OCS-01 that began in late 2023 and early 2024, respectively. This was partially offset by a reimbursement receivable from a vendor related to an administrative error that prevented the analysis of trial results. The increase in prepaid general and administrative expenses is due to transaction costs capitalized as other current assets related to the ATM Offering Program and Loan Agreement, as well as public liability insurances prepaid balances.

The table below shows the movement of the accrued income for the years ended December 31, 2024 and 2023:

in CHF thousands	2024	2023
Balance as of January 1,	876	912
Accrued income recognized during the period	686	883
Payments received during the period	(952)	(915)
Foreign exchange revaluation	19	(4)
Balance as of December 31,	629	876

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. The aid in Iceland is granted as a reimbursement of paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

In 2020, the Icelandic Parliament passed legislation that increased the potential tax credit provided to innovation companies from 20.0% to 35.0% and increased the overall cap on eligible expenses from ISK 900 million (CHF 5.9 million) to ISK 1,100 million (CHF 7.2 million). Since then, Oculis has been able to benefit from the increased percentage. Beginning in 2025, the Icelandic Parliament passed a legislation to keep the 35.0% rate permanent.

12.
PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT PLANS

The Company’s Swiss pension plan is classified as a defined benefit plan under IFRS Accounting Standards. Employees of the Icelandic, French, Hong Kong and American subsidiaries are covered by local post-retirement contribution plans. Besides the Swiss plan, all other pension plans are not material to the Company’s consolidated financial position or results.

Switzerland pension plan

The Company’s Swiss entity is affiliated to a collective foundation administrating the pension plans of various unrelated employers that qualifies as defined benefit plan under IAS 19. For employees in Switzerland, the pension fund provides post-employment, death-in-service and disability benefits in accordance with the Swiss Federal Law on Occupational Retirement, Survivor’s and Disability Pension Plans which specifies the minimum benefits that are to be provided.

The pension plan of the Company’s Swiss entity is fully segregated from the ones of other participating employers. The collective foundation has reinsured all risks with an insurance company. The most senior governing body of the collective foundation is the Board of Trustees. All governing and administration bodies have an obligation to act in the interests of the plan beneficiaries.

The retirement benefits are based on the accumulated retirement capital, which is made of the yearly contributions towards the old age risk by both employer and employee and the interest thereon until retirement. The employee contributions are determined based on the insured salary, depending on the age, staff level and saving amount of the beneficiary. The interest rate is determined annually by the governing body of the collective plan in accordance with the legal framework, which defines the minimum interest rates.

If an employee leaves the pension plan before reaching retirement age, the law provides for the transfer of the vested benefits to a new pension plan. These vested benefits comprise the employee and the employer contributions plus interest, the money originally brought into the pension plan by the beneficiary and an additional legally stipulated amount. On reaching retirement age, the plan beneficiary may decide whether to withdraw the benefits in the form of an annuity or (entirely or partly) as a lump-sum payment. The annuity is calculated by multiplying the balance of the retirement capital with the applicable conversion rate.

All actuarial risks of the plan, e.g. old age, invalidity and death-in-service or investment, are fully covered by insurance. However, the collective foundation is able to withdraw from the contract with the Company at any time, in which case the Company would be required to join another pension plan. In addition, the risk premiums may be adjusted by the insurance company periodically.

The Company's Swiss pension plan is fully reinsured with Swiss Life, therefore the plan assets are 100% covered by an insurance contract. The insurance company bearing the investment risk is also making these investments on behalf of the collective foundation. As a result, the assets of the plan consist of a receivable from the insurance police.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss Law. The insurance policy has been treated as a qualifying insurance policy and therefore the pension assets are presented as one asset and are not desegregated and presented in classes that distinguish the nature and risks of those assets.

The following tables summarize the components of net benefit expense recognized in the consolidated statements of loss, amounts recognized in the balance sheet and gains/(losses) recognized in other comprehensive loss.

in CHF thousands	For the years ended December 31,
Actuarial gains / (losses) recognized in other comprehensive loss:	2024	2023
On plan assets	(71)	(70)
On obligation	(1,090)	(738)
Total	(1,161)	(808)

in CHF thousands	For the years ended December 31,
Net benefit expense:	2024	2023
Service cost	(663)	(391)
Interest cost on benefit obligation	(143)	(149)
Interest income	133	147
Administration cost	(15)	(7)
Net benefit expense	(688)	(400)

in CHF thousands	For the years ended December 31,
Benefit liability	2024	2023
Defined benefit obligation	(13,715)	(9,930)
Fair value of plan assets	11,845	9,202
Net benefit liability	(1,870)	(728)

Changes in the present value of the defined benefit obligation are as follows:

	For the years ended December 31,
in CHF thousands	2024	2023
Defined benefit obligation at January 1,	(9,930)	(6,494)
Interest cost	(143)	(149)
Service cost	(663)	(391)
Administrative expenses	(15)	(7)
Contributions paid by participants	(3,179)	(3,709)
Employees' contributions	(312)	(247)
Benefits paid from plan assets	1,617	1,806
Actuarial gains / (losses)	(1,090)	(738)
Defined benefit obligation at December 31,	(13,715)	(9,930)

Changes in the fair value of plan assets are as follows:

	For the years ended December 31,
in CHF thousands	2024	2023
Fair value of plan assets at January 1,	9,202	6,403
Expected return	133	147
Contributions by employer	707	571
Employees' contributions	312	247
Benefits paid from plan assets	(1,617)	(1,806)
Contributions paid by participants	3,179	3,709
Actuarial losses	(71)	(70)
Fair value of plan assets at December 31,	11,845	9,202

The Group expects to contribute CHF 0.7 million to its defined benefit pension plan in 2025. The average duration of the plan was 14.6 years and 14.7 years as of December 31, 2024 and 2023, respectively.

The principal assumptions used in determining pension benefit obligations for the Group's plan are shown below:

	For the years ended December 31,
	2024	2023
Discount rate	1.00%	1.45%
Future salary increases	1.00%	1.20%
Future pensions increases	0.00%	0.00%
Retirement age	65	M65/F64
Demographic assumptions	BVG 2020	BVG 2020

In regard to the underlying estimates for the calculation of the defined benefit pension liabilities the Company updated, among other minor updates, the discount rate assumption to 1.00% and 1.45% as of December 31, 2024 and 2023 respectively. All the actuarial assumption changes resulted in an actuarial loss of defined benefit pension liabilities of CHF 1.2 million. The net result is an increase of defined benefit pension liabilities from CHF 0.7 million as of December 31, 2023 to CHF 1.9 million as of December 31, 2024. Other assumptions for defined benefit pension liabilities remain unchanged.

In 2024, the guaranteed interest to be credited to employees' savings was 1.10% (versus 1% in 2023). The applicable rate for converting mandatory savings at age 65 for employees retiring in 2025 will be 5.65% for males and 5.81% for females and will be reduced to 5.40% for males and 5.57% for females in 2026. Further adjustments are expected in subsequent years. The rate for converting supplementary savings to an annuity remains stable at 4.49% for males and 4.67% for females in 2025 and 2026, though adjustments in future years are possible.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumptions as of December 31, 2024 and 2023 is shown below:

in CHF thousands	Discount rate		Future salary increase		Mortality assumptions
Assumptions as of December 31, 2024	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(13,226)	(14,236)	(13,828)	(13,607)	(13,844)	(13,589)
Decrease/(increase) from actual defined benefit obligation	490	(521)	(112)	108	(129)	126

Assumptions as of December 31, 2023	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(9,582)	(10,317)	(9,980)	(9,880)	(10,039)	(9,811)
Decrease/(increase) from actual defined benefit obligation	348	(387)	(50)	50	(109)	119

The sensitivity analysis above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

13.
SHARE BASED PAYMENT

On March 2, 2023, the Company adopted the Stock Option and Incentive Plan Regulation 2023 ("2023 Plan") which allows for the grant of equity incentives, including share-based options, stock appreciation rights ("SARs"), restricted shares and other awards. The 2023 Plan lays out the details for the equity incentives for talent acquisition and retention purposes.

Each grant of share-based options made under the 2023 Plan entitles the grantee to acquire ordinary shares from the Company with payment of the exercise price in cash. In the case of SARs, the intention of the Company is settling in equity. For each grant of share-based options or SARs, the Company issues a grant notice, which details the terms of the options or SARs, including number of shares, exercise price, vesting conditions and expiration date. Options granted under the 2023 Plan vest over periods ranging from one to four years and expire one day before the tenth anniversary of the grant date. The specific terms of each grant are set by the Board of Directors.

The 2023 Plan reflects the revised capital structure of the Company following completion of the Business Combination in March 2023. As a result, all option holders holding options under the prior Stock Option and Incentive Plan Regulation 2018 (”2018 Plan”) prior to the close of the Business Combination exchanged their options held in Legacy Oculis for newly issued options to purchase ordinary shares of Oculis (“Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the Exchange Ratio with all other terms remaining unchanged. The comparative fair value calculation of options using the Black-Scholes model before and after the merger concluded that there was no significant change in value. The exchange of equity awards under the prior 2018 Plan for equity awards under the 2023 Plan was determined to be a modification in accordance with IFRS 2 – Share-based payment. The Group has and will continue to record the related expense per the original valuation and vesting period without incremental charges.

Option awards and SARs

Each share-based option or SAR granted under the 2023 Plan entitles the grantee to acquire common shares from the Company with cash payment of the exercise price. For each grant of share-based options or SARs, the Company provides a grant notice which details the terms of the option, including exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value of options granted during the year ended December 31, 2024 was CHF 7.80 or $8.85 per share. The weighted average grant date fair value of options and SARs granted during the year ended December 31, 2023 was CHF 5.24 or $5.83 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2022 was CHF 1.66 or $1.74 per share.

The Black-Scholes fair value of SARs was determined using assumptions that were not materially different from those used to value options. The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of options and SARs granted during the years indicated:

	For the years ended December 31,
	2024	2023	2022
Weighted average share price at the date of grant (1)	USD 11.63 (CHF 10.24)	USD 8.30 (CHF 7.46)	USD 3.57 (CHF 3.41)
Range of expected volatilities (%) (2)	85.54-93.00	68.7-83.8	96.3
Range of expected term (years) (3)	5.50-6.25	6.25	2.50
Range of risk-free interest rates (%) (1)(4)	3.6-4.6	3.5-4.8	0.7
Dividend yield (%)	0.0	0.0	0.0

(1)
Following the NASDAQ U.S. listing in 2023, the equity award exercise price is now denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.
(2)
The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company's industry.
(3)
The expected term represents the period that share-based awards are expected to be outstanding.
(4)
The risk-free interest rates in 2023 and 2024 are based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term. Prior to 2023, the risk-free interest rate was based on Switzerland Short-Term Government Bonds with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SARs activity under the 2023 Plan for 2022 to 2024:

	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1, 2022	1,289,090	2.05	2026-2030
Granted	629,295	2.98	2031
Forfeited	(94,273)	2.35	2023-2030
Exercised	(61,163)	1.85	2026-2027
Outstanding as of December 31, 2022	1,762,949	2.39	2027-2031
Exercisable at December 31, 2022	819,603	1.97	2027-2031
Outstanding as of January 1, 2023	1,762,949	2.39	2027-2031
Options granted(2)	1,614,000	7.49	2033
SARs granted	134,765	7.27	2033
Earnout options granted	369,737	0.01	2028
Forfeited(2)(3)	(302,299)	2.62	2033
Exercised(3)	(112,942)	2.43	2028-2032
Outstanding as of December 31, 2023	3,466,210	4.50	2027-2033
Exercisable at December 31, 2023	1,164,513	2.21	2028-2033
Outstanding as of January 1, 2024	3,466,210	4.50	2027-2033
Options granted	1,811,122	10.24	2034
Forfeited(3)	(288,767)	4.38	2028-2034
Exercised(3)	(301,511)	3.17	2027-2033
Outstanding as of December 31, 2024	4,687,054	6.82	2028-2034
Exercisable at December 31, 2024	1,935,101	4.34	2028-2034

(1)
Retroactive application of the recapitalization effect due to the BCA for activity prior to March 2, 2023, the Exchange Ratio was applied to the number of options and the weighted average exercise price was divided by the same exchange ratio.
(2)
Pursuant to the BCA, all outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”). The exchange of Legacy Oculis 2018 Plan options for converted 2023 Plan options is not reflected in the table above. Refer to Note 5 - Financing Activities for further details.
(3)
Forfeited amount includes earnout options forfeited during the years ended December 31, 2024 and 2023. No SARs have been exercised or forfeited during the years ended December 31, 2024 or 2023.

Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of December 31, 2024 have exercise prices ranging from CHF 1.77 to CHF 16.18. The weighted average remaining contractual life of options and SARs outstanding as of December 31, 2024 and 2023 was eight years.

Restricted stock units

Each restricted stock unit (“RSU”) granted under the 2023 Plan entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all outstanding RSUs in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSU’s have time-based vesting conditions ranging from one to four years. Certain RSU’s also include a performance condition for which the Company has evaluated the probability of achievement. Expense is only recorded for awards with vesting criteria linked to performance conditions that are deemed probable of achievement. No RSUs were granted or outstanding during the year ended December 31, 2023. The following table summarizes the Company’s RSU activity under the 2023 Plan for the year ended December 31, 2024:

	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1, 2024	—	—	—
RSUs granted	476,908	9.83	2034
RSUs vested/settled	(9,430)	10.51	2034
Outstanding as of December 31, 2024	467,478	9.81	2034

Restricted share awards

Each restricted share award granted under the 2018 Plan was immediately exercised and the expense was recorded at grant date in full. The Company held call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date. For each grant of restricted shares, the Company issued a grant notice, which detailed the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant were set by the Board of Directors. Restricted shares were granted and expensed at fair value. No restricted shares were granted under the 2023 Plan during the years ended December 31, 2024 and 2023.

The number and weighted average exercise prices of restricted shares outstanding under the 2023 Plan are as follows (recast after applying the Exchange Ratio to reflect the impact of the BCA):

	Number of Restricted Stock Awards	Weighted average exercise price (CHF)
Issued and exercised as of January 1, 2022	1,186,931	1.73
Issued and exercised as of December 31, 2022	1,186,931	1.73
Not subject to repurchase at December 31, 2022	934,044	1.66
Issued and exercised as of January 1, 2023	1,186,931	1.73
Issued and exercised as of December 31, 2023	1,186,931	1.73
Not subject to repurchase at December 31, 2023	1,088,838	1.71
Issued and exercised as of January 1, 2024	1,186,931	1.73
Issued and exercised as of December 31, 2024	1,186,931	1.73
Not subject to repurchase at December 31, 2024	1,186,931	1.73

Share-based compensation expenses

The following table details share-based compensation expense by award type for the years indicated:

	For the years ended December 31,
	2024	2023	2022
Stock options	8,218	3,608	804
RSUs	1,564	-	-
Total share-based compensation expense	9,782	3,608	804

No expense was recognized during the years ended December 31, 2024, 2023 or 2022 related to restricted stock awards. The reserve for share-based payment increased from CHF 2.8 million as of December 31, 2022 to CHF 6.4 million as of December 31, 2023, and to CHF 16.1 million as of December 31, 2024. During the year, certain options were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition. Total expense attributable to the modification was CHF 1.0 million.

14.
CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

Cash and cash equivalents consist primarily of cash balances held at banks and in the following currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
Swiss Franc	2,810	19,144	61,000	33,532
US Dollar	15,234	16,610	9,955	15,148
Euro	8,960	2,020	-	4,644
Iceland Krona	648	542	-	-
Other	56	11	-	-
Total	27,708	38,327	70,955	53,324

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months.

15. SHAREHOLDERS' EQUITY

(A)
Share capital and premium

As a result of the Business Combination, the Company has retroactively restated the number of shares as of December 31, 2022 to give effect to the Exchange Ratio under the BCA as explained in Note 5.

(B)
Conditional Capital

The conditional capital at December 31, 2024 amounted to a maximum of CHF 209,405.43 split into 20,940,543 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 67,500.00 through the issuance of a maximum of 6,750,000 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 95,663.02 through the issuance of a maximum of 9,566,302 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

During the year ended December 31, 2024, 301,511 stock options have been exercised and 9,430 RSUs vested resulting in the associated ordinary shares issued using the conditional share capital for employee benefit plans (refer to Note 13). These shares were not registered yet in the commercial register as of December 31, 2024.

•
Conditional share capital for BCA public and private warrants:

CHF 42,541.38 through the issuance of a maximum of 4,254,138 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

During the year ended December 31, 2024, 279,033 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for BCA public and private warrants (refer to Note 17). These shares were not registered yet in the commercial register as of December 31, 2024.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis. As of December 31, 2024, 93,277 earnout options were exercisable.

(C)
Treasury shares

The Company cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination. In connection with the ATM Offering Program, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program during the year ended December 31, 2024.

(D)
Capital band

As of December 31, 2024, the Company’s capital band has a lower limit of CHF 464,437.00 and upper limit of CHF 691,655.50. The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 227,218.50 by issuing up to 22,721,850 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit or decrease the share capital to the lower limit at any time and as often as required until March 2, 2028.

16. TRADE PAYABLES, ACCRUED EXPENSES AND OTHER PAYABLES

Trade payables decreased from CHF 7.6 million as of December 31, 2023 to CHF 5.9 million as of December 31, 2024. The decrease in trade payables compared to prior year relates to the commencement of several clinical trials in the fourth quarter of 2023 requiring upfront invoicing by vendors.

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of December 31, 2024	As of December 31, 2023
Product development related expenses	13,702	2,801
Personnel related expenses	3,696	2,301
General and administration related expenses	749	765
Other payables	51	81
Total	18,198	5,948

The increase in product development related accrued expenses as of December 31, 2024 compared to prior year end relates mainly to advancements of the Company’s development pipeline in multiple clinical trials in 2024.

17. WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of December 31, 2024 and 2023:

	2024			2023
in CHF thousands (except number of warrants)	BCA Warrants	Blackrock Warrant	Total Warrant Liabilities	BCA Warrants	Blackrock Warrant	Total Warrant Liabilities
Balance as of January 1,	5,370	-	5,370	-	-	-
Issuance of warrants	-	294	294	2,136	-	2,136
Fair value (gain)/loss on warrant liability	15,364	167	15,531	3,431	-	3,431
Exercise of public and private warrants	(1,344)	-	(1,344)	(197)	-	(197)
Balance as of December 31,	19,390	461	19,851	5,370	-	5,370

The Blackrock Warrant, described in Note 5, is classified as a liability because its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Blackrock Warrant as of issuance and December 31, 2024 as indicated:

	May 29, 2024	December 31, 2024
Share price on valuation date	USD 11.93 (CHF 10.88)	USD 17.00 (CHF 15.38)
Expected volatility (%) (1)	85.56	94.32
Expected term (years) (2)	3.50	3.21
Risk-free interest rate (%) (3)	4.75	4.28
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Blackrock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms

For the year ended December 31, 2024, the Company recognized a fair value loss of CHF 15.5 million, primarily due to increase of share price. This led to an increase of the warrant liability to CHF 19.9 million as of December 31, 2024. There were exercises of 279,033 warrant shares during the year ended December 31, 2024 at a price of CHF 10.13 or $11.50 per share, which resulted in a reduction of CHF 1.3 million to the warrant liability, an additional CHF 2.7 million of cash and an increase of CHF 4.1 million in shareholders’ equity. For the year ended December 31, 2023, the Company recognized a fair value loss of CHF 3.4 million, leading to an increase of the warrant liability to CHF 5.4 million as of December 31, 2023. The exercise of 149,156 public warrants at a price of CHF 10.26 or $11.50 per share during the year ended December 31, 2023 resulted in a reduction of CHF 0.2 million to the warrant liability, an additional CHF 1.5 million of cash and an increase of CHF 1.7 million in shareholders’ equity.

The movement of the warrant liabilities during the years ended December 31, 2024 and 2023 is illustrated below:

	2024		2023
in CHF thousands (except share number of warrants)	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	5,370	4,254,096	-	-
Issuance of warrants	294	43,321	2,136	4,403,294
Fair value loss on warrant liability	15,531	-	3,431	-
Exercise of public and private warrants	(1,344)	(279,033)	(197)	(149,198)
Balance as of December 31,	19,851	4,018,384	5,370	4,254,096

18. COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Oculis entered into an agreement with Novartis, under which Oculis licensed a novel topical anti-TNFα antibody, now named as Licaminlimab, or Licaminlimab (OCS-02), for ophthalmic indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from high one digit to low teens, based on sales thresholds. As of December 31, 2019, Oculis had paid in full the contractual non-refundable upfront fee of CHF 4.7 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 87.8 million or $97.0 million. Royalties are based on net sales of licensed products, depending on the sales volumes reached.

Commitments related to Accure license agreement

On January 29, 2022, the Company entered into a License Agreement with Accure for the exclusive global licensing of its Privosegtor (OCS-05) technology. Under this agreement, Oculis licensed a novel neuroprotective drug candidate, now renamed as Privosegtor (OCS-05), for ophthalmic and other indications (refer to Note 9). As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens, based on sales thresholds. As of December 31, 2024, Oculis has paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. During the fourth quarter of 2024, the Company met the first two milestones pursuant to the agreement, which were FDA IND clearance for the intravenous formulation of Privosegtor (OCS-05), and completion and positive readout of the first PoC clinical trial for acute optic neuritis, resulting in an accrual of CHF 1.1 million or $1.2 million, for which payment was made in 2025. If all remaining predefined milestones are reached, Oculis will be obligated to pay a total of CHF 101.4 million or $112.1 million. In case of a commercialization, sublicense revenues will be subject to further royalty payments.

Commitments related to Rennes University Collaboration Research agreement

On January 31, 2022, the Company entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the research performed by Rennes University and CNRS, Oculis is obligated to pay a non-refundable cost contribution of CHF 0.2 million or EUR 0.2 million. As of December 31, 2024, Oculis paid a contractual non-refundable cost contribution of CHF 0.1 million or EUR 0.1 million. Following completion of the research services, the parties shall sign a commercial agreement based on predefined development and commercial milestone payments and royalties on net sales of licensed products as defined in the collaboration research agreement. Oculis has not reached any milestones or royalties thresholds. If the commercial agreement was signed by the parties and development and commercial milestones were reached, Oculis would be obligated to pay an additional CHF 6.6 million or EUR 7.0 million and royalties ranging from low to mid-single digit percentage on net sales. In case of sublicense revenues, Oculis shall be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of December 31, 2024, commitments for external research and development projects amounted to CHF 32.2 million, compared to CHF 50.5 million as of December 31, 2023, as detailed in the schedule below. The decrease in commitments year over year is primarily due to the progression of several clinical trials during 2024, including DIAMOND-1, DIAMOND-2, RELIEF and ACUITY.

in CHF thousands	As of December 31, 2024	As of December 31, 2023
Within one year	21,933	23,625
Between one and five years	10,232	26,867
Total	32,165	50,492

19. RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation expenses were:

in CHF thousands	For the years ended December 31,
	2024	2023	2022
Salaries, cash compensation and other short-term benefits	4,902	3,067	3,506
Pension expense	398	320	227
Share-based compensation expense	7,480	2,543	535
Total	12,780	5,930	4,268

Salaries, cash compensation and other short-term benefits include social security, board member fees and insurance benefits.

The number of key management individuals reported as receiving compensation in the table above was increased from 6 to 12 for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above increased from 3 to 5 for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

20. FINANCIAL INSTRUMENTS / RISK MANAGEMENT

Categories of financial instruments:

As indicated in Note 3, all financial assets and liabilities are shown at amortized cost, except for warrant liabilities that are held at fair value. The following table shows the carrying amounts of financial assets and liabilities:

in CHF thousands
Financial assets	As of December 31, 2024	As of December 31, 2023
Financial assets - non-current	141	45
Other current assets, excluding prepaids	148	328
Accrued income	629	876
Short-term financial assets	70,955	53,324
Cash and cash equivalents	27,708	38,327
Total	99,581	92,900

in CHF thousands
Financial liabilities	As of December 31, 2024	As of December 31, 2023
Trade payables	5,871	7,596
Accrued expenses and other payables	18,198	5,948
Lease liabilities	1,180	605
Warrant liabilities	19,851	5,370
Total	45,100	19,519

Below is the net debt table of liabilities from financing activities:

in CHF thousands	Preferred shares	Leasing	Warrant liabilities	Total
Net debt as of December 31, 2022	(122,449)	(633)	-	(123,082)
Cashflows	-	200	-	200
Interest calculated on Series B & C shares	(1,266)	-	-	(1,266)
Issuance of warrants	-	-	(2,136)	(2,136)
Fair value (gain)/loss on warrant liability	-	-	(3,431)	(3,431)
Exercise of public and private warrants	-	-	197	197
Addition of US lease	-	(118)	-	(118)
Interest calculated on leases	-	(42)	-	(42)
Indexation for the period	-	(47)	-	(47)
FX revaluation	(1,087)	35	-	(1,052)
Conversion of Legacy Oculis preferred shares into Oculis ordinary shares	124,802	-	-	124,802
Net debt as of December 31, 2023	-	(605)	(5,370)	(5,975)
Cashflows	-	321	-	321
Issuance of warrants	-	-	(294)	(294)
Fair value (gain)/loss on warrant liability	-	-	(15,531)	(15,531)
Exercise of public and private warrants	-	-	1,344	1,344
Addition of Swiss lease	-	(792)	-	(792)
Interest calculated on leases	-	(47)	-	(47)
Indexation for the period	-	(25)	-	(25)
FX revaluation	-	(32)	-	(32)
Net debt as of December 31, 2024	-	(1,180)	(19,851)	(21,031)

Fair values

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, trade payables and accrued expenses and other payables approximates their fair value.

The warrant liabilities are measured at fair value on a recurring basis, refer to Note 3.

Risk assessment

Since 2018 the Company implemented an Internal Control System (ICS), which includes a risk assessment. The ultimate responsibility of the risk management is of the Board of Directors and a yearly review takes place during one of the Board of Directors meetings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2024, if the listed price of the warrants had moved by 5.0% with all other variables held constant, the net loss for the period would have been lower/higher by CHF 1 million. As of December 31, 2023, the change would have been CHF 0.3 million.

Foreign currency risks

Since 2020, Oculis has established a presence in the U.S., France and Hong Kong with local currencies in U.S. Dollar (USD), Euro (EUR) and Hong Kong Dollar (HKD), respectively. In 2024, foreign currency risks primarily relate to cash and cash equivalents, short term financial assets, prepaid expenses, trade payables and accrued expenses denominated in U.S. Dollar and Euro, with immaterial amounts recorded in ISK and HKD.

The following table demonstrates the impact of a possible change in USD and EUR against CHF in regard to monetary assets and liabilities denominated in local functional currencies, as well as the impact of foreign currency risk on the Company's consolidated net loss:

in CHF thousands	As of December 31, 2024	For the year ended December 31, 2024	As of December 31, 2023	For the year ended December 31, 2023
Change in rate	Net exposure	Impact on loss	Net exposure	Impact on loss
+5.0% USD	10,272	(514)	21,667	1,083
-5.0% USD	10,272	514	21 667	(1,083)
+5.0% EUR	5,409	270	4,049	202
-5.0% EUR	5,409	(270)	4,049	(202)

Interest rate risk

The Company’s long-term financial debt, which resulted from the issuance of preferred shares bore a deemed interest resulting from the preferred dividend, due under certain circumstances, at a fixed rate of 6.0% per year until their conversion on March 2, 2023 in connection with the Business Combination. The other financial instruments of the Group are not bearing interest and are therefore not subject to interest rate risk.

Hedging activities

There are no hedging activities within the Group.

Credit risk

As of December 31, 2024, the maximum exposure is the carrying amount of the Company’s cash, cash equivalents and short-term financial assets are mainly held with two financial institutions, each with a high credit rating of A+ assigned by international credit-rating agencies. Management focuses on diversification strategies and monitors counterparties’ ratings to minimize exposure.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity management is performed by Group finance based on cash flow forecasts which are prepared on a rolling basis and focuses mainly on ensuring that the Group has sufficient cash to meet its operational needs. The Group’s liquidity needs have been historically satisfied through the issuance of preferred shares, the Business Combination, PIPE and CLA financings, and the follow-on offering, discussed further in Note 5.

All of the Company’s financial instruments, except for the long-term portion of lease liabilities, are due within one year.

in CHF thousands	As of December 31, 2024	Less than one year	Over one year	As of December 31, 2023	Less than one year	Over one year
Trade payables	5,871	5,871	-	7,596	7,596
Accrued expenses and other payables	18,198	18,198	-	5,948	5,948	-
Lease liability	1,270	353	917	681	210	471
Total	25,339	24,422	917	14,225	13,754	471

Capital management

Since its incorporation, the Group has primarily funded its operations through capital increases, and at the current development stage, the Group frequently raises new funds to finance its projects.

21. LOSS PER SHARE

As a result of the Business Combination, the Company has retroactively restated the weighted average number of outstanding shares prior to March 2, 2023 to give effect to the Exchange Ratio. The following table sets forth the loss per share calculations for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023	2022
Net loss for the period attributable to Oculis shareholders, in CHF thousands	(85,777)	(88,802)	(38,698)

Weighted-average number of shares used to compute loss per share basic and diluted for the period ended December 31, 2022, Legacy Oculis ordinary shares	-		2,989,434
Exchange Ratio	-		1.1432
Weighted-average number of shares used to compute basic and diluted loss per share for the period ended December 31, 2022, Legacy Oculis ordinary shares (as restated)	-		3,417,521
Weighted-average number of shares used to compute basic and diluted loss per share for the periods ended December 31, 2024 and December 31, 2023, Oculis ordinary shares	40,406,551	29,899,651	-

Basic and diluted net loss per share for the period, ordinary shares	(2.12)	(2.97)	(11.32)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

The number of potentially dilutive securities prior to the Business Combination have been adjusted by the Exchange Ratio to reflect the equivalent number in the Company.

	2024	2023	2022
Share options and RSUs issued and outstanding	4,911,866	3,096,473	1,762,949
Earnout options	242,666	369,737	-
Share and earnout options issued and outstanding	5,154,532	3,466,210	1,762,949
Restricted shares subject to repurchase	-	98,094	252,880
Earnout shares	2,371,272	3,793,995	-
Public warrants	3,823,364	4,102,397	-
Private warrants	151,699	151,699	-
Blackrock warrants	43,321	-	-
Total	11,544,188	11,612,395	2,015,829

22. SUBSEQUENT EVENTS

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.01) per share, for total gross proceeds of $100.0 million (CHF 90.1 million). New shares were issued out of the Company’s existing capital band.